Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

December 10, 2018

The table below sets forth unofficial estimates of the aggregate amount of cash elections and share elections made by holders of Class V Common Stock of Dell Technologies Inc. (the “Company”) as of 5:30 p.m., New York City time, on December 7, 2018, the trading day prior to the date hereof. Such estimates are based on preliminary reports from American Stock Transfer & Trust Company, LLC (“AST”), the Company’s exchange agent, and are being made available in order to assist holders of the Company’s Class V Common Stock in evaluating the Company’s previously announced Class V transaction in which holders may elect to receive in exchange for each share of Class V Common Stock either (i) a specified number of shares of the Company’s Class C Common Stock based on a certain exchange ratio or (ii) $120 in cash, without interest, subject to a cap of $14 billion of aggregate cash consideration.

The exchange ratio is dependent on the aggregate amount of cash elections as well as the 17-day aggregate volume-weighted average price per share of Class V Common Stock on the New York Stock Exchange (as reported on Bloomberg) for a period of 17 consecutive trading days ending on the date of the election deadline referred to below (the “DVMT Trading Price”). The applicable exchange ratio generally will increase as the aggregate amount of cash elections increases and as the DVMT Trading Price decreases, subject to the maximum exchange ratio of 1.8130. However, while the table below provides the most recently available information relating to the aggregate cash and stock elections, holders should exercise caution in relying on these numbers, since they may not reflect the elections of large Class V stockholders whose elections may not be made until late in the process, and whose elections may significantly impact the aggregate amount of cash elections and share elections and, thereby, the final exchange ratio. This table is not intended to be, nor is it, a guarantee or prediction of the final aggregate cash and stock elections or the exchange ratio.

In addition, holders may revoke or change their election at any time prior to 5:30 p.m., New York City time, on the eighth trading day following the date on which the Company issues a public announcement that the requisite stockholder approvals for the Class V transaction have been obtained (the “election deadline”). The elections by holders indicated below may therefore change prior to the election deadline. Any share of Class V Common Stock with respect to which neither an election to receive share consideration nor an election to receive cash consideration has been properly made and any share of Class V Common Stock with respect to which such an election has been revoked or lost and not subsequently made will be converted into the right to receive share consideration.

The merger agreement provides that the exchange ratio will be at least 1.5043 and may be increased under certain circumstances (such increase, the “exchange ratio adjustment”). The exchange ratio adjustment will be a number of shares equal to (a) 0.01998 multiplied by (b) the lesser of (x) $15.45 and (y) the amount (which may be zero but, for the avoidance of doubt, not less than zero) by which the DVMT Trading Price is less than $120.00 multiplied by (c) the lesser of (x) one (1) and (y) a fraction (i) the numerator of which is equal to the aggregate amount of cash consideration elected as of the election deadline and (ii) the denominator of which is equal to $14 billion. In no event will the exchange ratio be less than 1.5043 nor more than 1.8130.

In addition, the merger agreement provides that the Company shall issue the public announcement that the requisite stockholder approvals for the Class V transaction have been obtained as promptly as practicable after the special meeting of the stockholders of the Company. Assuming such public announcement on December 11, 2018, the date on which the special meeting of the stockholders of the Company is scheduled to occur, the election deadline will be 5:30 p.m., New York City time, on December 21, 2018, and the first trading day used for determining the DVMT Trading Price will be November 28, 2018.

As of 5:30 p.m., New York City time, on December 7, 2018, AST reported the following aggregate amount of cash elections and share elections made by holders of the Company’s Class V Common Stock:

	Cash Elections	Share Elections	Total
Shares of Class V Common Stock Submitted for Election	845,510	141,764	987,274
Percentage of Electing Shares Making Cash Elections and Share Elections	85.6%	14.4%	100.0%
Percentage of Total Outstanding Shares of Class V Common Stock Eligible to Vote (1)	0.42%	0.07%	0.49%

(1)	Based on 199,323,067 total outstanding shares of Class V Common Stock (which excludes shares of Class V Common Stock held by affiliates of the Company).

The aggregate volume-weighted average price (“VWAP”) per share of Class V Common Stock (as reported on Bloomberg) for the seven trading day period ending on December 7, 2018 was $105.4187. The table below shows (1) the VWAP per share of Class V Common Stock on the New York Stock Exchange for each trading day indicated in the first column, as reported on Bloomberg, (2) the aggregate VWAP per share of Class V Common Stock on the New York Stock Exchange for the period beginning on November 28, 2018 and ending on the trading day indicated in the first column, as reported on Bloomberg, and (3) the indicative exchange ratio assuming maximum cash elections of $14 billion:

Trading Day	Daily VWAP (1)	Aggregate VWAP	Indicative Exchange Ratio Assuming Maximum Cash Elections
November 28, 2018	$106.1395	N/A	1.7812
November 29, 2018	$106.0217	$106.0971	1.7821
November 30, 2018	$105.6095	$105.9048	1.7859
December 3, 2018	$105.4546	$105.7735	1.7885
December 4, 2018	$104.5577	$105.6705	1.7906
December 6, 2018	$104.8602	$105.4912	1.7942
December 7, 2018	$104.4322	$105.4187	1.7956

(1)

Included for informational purposes only. The DVMT Trading Price will be based on the aggregate VWAP over a period of 17 consecutive trading days ending on the date of the election deadline. The aggregate VWAP for the period beginning on November 28, 2018 and ending on the trading day indicated in the first column is set forth in the corresponding column entitled “Aggregate VWAP.”

Assuming (i) the DVMT Trading Price to be the aggregate VWAP for the seven trading day period ending on December 7, 2018, as reported on Bloomberg, and (ii) that the percentage of aggregate cash elections presented in the first table above remains the same as of the election deadline (subject to a maximum cash election amount of $14 billion), the Company would be required to pay an aggregate cash consideration of $14 billion and the exchange ratio would be 1.7956.

Investors should be aware that the assumed DVMT Trading Price and aggregate cash elections presented above and, thereby, the exchange ratio will change prior to the election deadline and such change could be material. In addition, the DVMT Trading Price will be based on the VWAP per share of Class V Common Stock on the New York Stock Exchange (as reported on Bloomberg) over a period of time that is determined in reference to the date of public announcement by the Company that the requisite stockholder approvals for the Class V transaction have been obtained, which date cannot be determined as of the date hereof. THE DVMT TRADING PRICE, AGGREGATE CASH ELECTIONS AND FINAL EXCHANGE RATIO WILL NOT BE KNOWN UNTIL AFTER THE ELECTION DEADLINE. Please carefully read the supplement dated November 26, 2018 to the proxy statement/prospectus included in the Company’s registration statement on Form S-4, as amended (File No. 333-226618), declared effective by the Securities and Exchange Commission on October 19, 2018, and related filings, annexes and exhibits for more information.

The following table illustrates the range of possible exchange ratios, assuming certain DVMT Trading Prices and cash election amounts as of the election deadline:

Aggregate Cash Election Amount ($B)	Illustrative DVMT Trading Price
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
$0.0	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043
$2.0	1.5043	1.5100	1.5157	1.5214	1.5271	1.5328	1.5386	1.5443	1.5484
$4.0	1.5043	1.5157	1.5271	1.5386	1.5500	1.5614	1.5728	1.5842	1.5925
$6.0	1.5043	1.5214	1.5386	1.5557	1.5728	1.5899	1.6071	1.6242	1.6366
$8.0	1.5043	1.5271	1.5500	1.5728	1.5956	1.6185	1.6413	1.6641	1.6807
$10.0	1.5043	1.5328	1.5614	1.5899	1.6185	1.6470	1.6756	1.7041	1.7248
$12.0	1.5043	1.5386	1.5728	1.6071	1.6413	1.6756	1.7098	1.7441	1.7689
$14.0	1.5043	1.5443	1.5842	1.6242	1.6641	1.7041	1.7441	1.7840	1.8130

The screen image below depicts the aggregate VWAP of the Class V Common Stock on the New York Stock Exchange for the seven trading day period ending on December 7, 2018, as published by Bloomberg L.P. on the Bloomberg page “DVMT UN<Equity>VAP.”

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of the Company with and into the Company, with the Company as the surviving entity, pursuant to which each share of Class V common stock of the Company will, at the election of the holder, convert into the right to receive shares of Class C common stock of the Company or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of the Company will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class, and will be submitted to stockholders for their consideration. The Company has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the SEC on October 19, 2018, and a definitive proxy statement/prospectus was mailed on or about October 23, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. The Company also filed a supplement to the definitive proxy statement/prospectus on November 26, 2018, which was mailed on or about November 26, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at http://investors.delltechnologies.com.

Participants in the Solicitation

The Company and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the proposed merger and the other transactions contemplated by the amended merger agreement, including the exchange of shares of Class V common stock of the Company for shares of Class C common stock of the Company or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus and the supplement that have been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward- looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of the Company to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective, the risks discussed in the “Update to Risk Factors” section of the supplement to the definitive proxy statement/prospectus that has been filed with the SEC, as well as the Company’s periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.